Exhibit 99.4

Copyright © 2026 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. E.T. on December 23, 2026) The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other deposited securities represented by such Shares of Alarum Technologies Ltd. (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business on December 1, 2026, at the Annual General Meeting of Shareholders of the Company, to be held on December 30, 2026 at 3:00 p.m. (Israel time), at the Company's counsels' offices at 28 Ha'Arbaa Street, Hagag Tower, North Building, 14th Floor, Tel Aviv, Israel, or at any adjournment thereof, in respect to the resolutions specified on the reverse side, which are more fully described in the Notice of Annual General Meeting of Shareholders and proxy statement relating to the meeting. NOTE: 1. Please direct the Depositary how it is to vote by placing "X" in the appropriate box opposite each agenda item. 2. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked. 3. By signing and submitting this proxy card, you declare that you are not a controlling shareholder of the Company (as defined in the Israeli Companies Law, 5759-1999) (the "Companies Law"), and /or that you have no personal interest in the approval of any of the items that are proposed for approval at the 2026 annual general meeting of shareholders, which require such declaration under the Companies Law, except as notified to the Company via Email to Mr. Shai Avnit, e-mail address: shai.avnit@alarum.ltd. 4. The notice and proxy statement will be available from the Company's website at www.alarum.ltd The board of directors (the "Board of Directors") recommends voting in favor of the proposed resolutions. Alarum Technologies Ltd. PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Alarum Technologies Ltd. Annual General Meeting of Shareholders For Shareholders of record as of December 1, 2026 Wednesday, December 30, 2026 3:00 PM, (Israel Time) BNY: PO BOX 505006, Louisville, KY 40233-5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 p.m. E.T. on December 23, 2026. Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Alarum Technologies Ltd. Annual General Meeting of Shareholders Please make your marks like this: PROPOSAL YOUR VOTE FOR AGAINST ABSTAIN 1. To re-appoint PwC Israel, certified public accountants, as the independent auditor of the company, and to authorize the board of directors of the Company to determine their remuneration until the next annual general meeting of the shareholders of the Company. #P1# #P1# #P1# 2a. To re-appoint Ms. Rakefet Remigolski as Class I director of the Company for a term of three years that expires at the third annual general meeting of the Company's shareholders following such re-appointment and until she ceases to serve in her office in accordance with the provisions of the Company's Amended and Restated Articles of Association or any law, whichever is earlier. #P2# #P2# #P2# 2b. To re-appoint Mr. Yehuda Halfon as Class I director of the Company for a term of three years that expires at the third annual general meeting of the Company's shareholders following such re-appointment and until he ceases to serve in his office in accordance with the provisions of the Company's Amended and Restated Articles of Association or any law, whichever is earlier. #P3# #P3# #P3# Proposal_Page - VIFL Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Date Signature (if held jointly)